Exhibit 99.7

GOLD RESERVE LTD.

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations

1.	Name of the Parties to the Transaction:

Gold Reserve Ltd. (formerly Gold Reserve Inc.) (“Gold Reserve” or the “Company”)

2.	Description of the Transaction:

On September 30, 2024, Gold Reserve effected a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), pursuant to which the Company was continued out of the Province of Alberta, and into the jurisdiction of Bermuda (the “Continuance”). The Arrangement was approved by the Company’s shareholders at a special meeting of shareholders held on September 16, 2024 (the “Special Meeting”), and received final approval from the Court of King’s Bench of Alberta on September 17, 2024.

In connection with the Continuance, the name of the Company was changed from “Gold Reserve Inc.” to “Gold Reserve Ltd.”. The common shares of the continued Company are expected to begin trading on the TSX Venture Exchange under the new name on or about October 7, 2024.

Further details of the Continuance can be found in the documents listed in Item 7 below, which are available on the SEDAR+ profile of the Company at www.sedarplus.ca.

3.	Effective Date of the Transaction:

The Continuance was completed on September 30, 2024.

4.	Name of Each Party, if any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity:

The name of the Company was changed from “Gold Reserve Inc.” to “Gold Reserve Ltd.”.

5.	Date of the Reporting Issuer’s First Financial Year-End After the Transaction:

Not applicable.

6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction:

Not applicable.

7.	Documents Filed Under National Instrument 51-102 that described the Transaction:

The following documents are available on the SEDAR+ profile of the Company at www.sedarplus.ca:

(a)	notice of special meeting and management information circular of the Company dated August 20, 2024, in respect of the Special Meeting;
(b)	press release dated September 16, 2024, announcing the results of the Special Meeting;
(c)	press release dated September 30, 2024, announcing the completion of the Continuance; and
(d)	material change report dated October 4, 2024 in respect of the Continuance.

DATED this 4th day of October, 2024.